UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ePlus inc.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

294268107
(CUSIP Number)

December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)

[   ] Rule 13d-1(c)

[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS Phillip G. Norton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 216,000 shares
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 216,000 shares
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 216,000 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.6%
12	TYPE OF REPORTING PERSON (See Instructions) IN

1	NAME OF REPORTING PERSONS A.J.P., Inc. (formerly J.A.P., Inc.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,040,000 shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,040,000 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,040,000 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 24.2%
12	TYPE OF REPORTING PERSON (See Instructions) CO

1	NAME OF REPORTING PERSONS J.A.P. Investment Group, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,040,000 shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,040,000 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,040,000 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 24.2%
12	TYPE OF REPORTING PERSON (See Instructions) PN

Item 1 (a).                      Name of Issuer:  ePlus inc.

Item 1 (b).                      Address of Issuer’s Principal Executive Offices:

13595 Dulles Technology Drive
Herndon, Virginia   20171

Item 2 (a).                      Name of Person Filing:              Phillip G. Norton
                    A.J.P., Inc.
J.A.P. Investment Group, L.P.

Item 2 (b).	Address of Principal Business Office or, if none, Residence:

13595 Dulles Technology Drive
Herndon, Virginia   20171

Item 2 (c).                      Citizenship:    Phillip G. Norton                                           United States
              A.J.P., Inc.                                                      Virginia
  J.A.P. Investment Group, L.P.                     Virginia

Item 2 (d).                      Title of Class of Securities:   Common Stock, par value $0.01 per share

Item 2 (e).                      CUSIP Number:   294268107

Item 3.	If this Statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or
(c), check whether the person filing is a:

(a)	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	A non-U.S. institution, in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d – 1(b)(1)(ii)(J), please specify the type of institution: ___________
          Not applicable

Item 4.                                Ownership

        (a).           Amount of beneficially owned:  2,256,000 shares

(b).           Percent of class:  26.8%

(c)           Number of shares as to which such person has:

(i)           Sole power to vote or to direct the vote                                                                                  216,000 shares
(ii)           Shared power to vote or to direct the vote                                                                          2,040,000 shares
(iii)           Sole power to dispose or to direct the disposition of                                                          216,000 shares
(iv)           Shared power to dispose or to direct the disposition of                                                  2,040,000 shares

Item 5.                      Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

          Not applicable.

Item 6.                      Ownership of More than Five Percent on Behalf of Another Person

Shares held by the Reporting Persons include 2,040,000 shares held by J.A.P. Investment Group, L.P., a Virginia limited partnership, of which A.J.P., Inc. (formerly J.A.P. Inc.), a Virginia corporation, is the sole general partner, and Patricia A. Norton, trustee for the benefit of Phillip G. Norton, Jr., u/a dated July 20, 1983, Patricia A. Norton, trustee for the benefit of Andrew L. Norton, u/a dated as of July 20, 1983,Patricia A. Norton, trustee for the benefit of Jeremiah O. Norton, u/a dated July 20, 1983, and Patricia A. Norton are the limited partners.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
         Not applicable.

Item 8.                      Identification and Classification of Members of the Group
          Not applicable.

Item 9.                      Notice of Dissolution of Group
          Not applicable.

Item 10.                      Certification
          Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated February 12, 2010
By:/s/ Phillip G. Norton
Phillip G. Norton

                                                       A.J.P., INC.

Dated Feburary 12, 2010
By:/s/ Michael W. Scott
Michael W. Scott
President

                                                            J.A.P. INVESTMENT GROUP, L.P.

Dated Feburary 12, 2010
By: A.J.P., Inc.
as General Partner

By:/s/ Michael W. Scott
Michael W. Scott
President